UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

NORTHWEST PASSAGE VENTURES LTD.

(Exact name of registrant as specified in its charter)

333-110052

(Commission File Number)

Nevada

(State or other jurisdiction of incorporation)

20-0177856

(IRS Employer Identification No.)

509 – 207 West Hastings Street

Vancouver, British Columbia, Canada V6B 1H7

(Address of principal executive offices and Zip Code)

604-687-3113

(Registrant's telephone number, including area code)

NORTHWEST PASSAGE VENTURERS LTD.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

As used in this information statement, the terms “we”, “us” and “our” refer to Northwest Passage Ventures Ltd., a Nevada corporation.

This information statement is being delivered on or about August 11, 2006 to the holders of record of our common stock as of the close of business on August 10, 2006. On August 11, 2006, we entered into a share exchange agreement between our company, 6544797 Canada Ltd., a Canadian corporation and wholly-owned subsidiary of our company (the “Purchaser”), Americas Wind Energy Inc., an Ontario corporation (“Priveco”), and the shareholders of Priveco as set out in the share exchange agreement.

The share exchange agreement contemplates that we will acquire all the issued and outstanding shares of Priveco in consideration for the issuance of:

1.

approximately 30,000,000 class A preference shares in the capital of Purchaser, giving the right to acquire 30,000,000 common shares in the capital of our company, which will represent approximately 60% of the issued and outstanding common shares of our company upon acquisition; and

2.	approximately 30,000,000 class A special voting shares in the capital of our company.

Our acquisition of Priveco is an arm’s length transaction. Priveco is in the business of supplying wind turbines to the wind power industry throughout North America and owns the rights to Lagerwey wind turbine technology for the Americas.

The share exchange agreement contemplates that our current board of directors will appoint Harold C. F. Dickout, Frank D. Pickersgill and Shashi B. Dewan as members of our board of directors. The appointment of the new board will be subject to the closing of the share exchange agreement and effective at least ten days after the delivery of this information statement. Following the effective date, Harold C. F. Dickout, Frank D. Pickersgill and Shashi B. Dewan will be appointed to our board of directors. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The authorized capital stock of our company consists of:

1.	100,000,000 common shares with a par value of $0.0001 per share of which 57,545,143 common shares are issued and outstanding; and
2.	30,000,000 class A special voting shares without par value none of which are issued and outstanding.

Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders. Each class A special voting share also entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of August 10, 2006 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Axel Roehlig(3) 509-207 West Hastings Street Vancouver, British Columbia V6B 1H7	37,541,249	65.2%(2)
Directors and Executive Officers as a Group	37,541,249	65.2%

(1)

Except as otherwise indicated, we believe that the beneficial owners of our common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Based on 57,545,143 common shares issued and outstanding as of August 10, 2006. On or before the closing of the share exchange agreement, Axel Roehlig will surrender for cancellation the 37,541,249 common shares (the “Control Shares”) of our company which he owns directly or indirectly and our company will cancel the Control Shares.

(3)

Axel Roehlig will resign as a director and the President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer of our company effective ten days after the filing of this information statement with the Securities and Exchange Commission, and the mailing or delivery to all of our shareholders.

CHANGE IN CONTROL

The change in control is occurring primarily as a result of a share exchange agreement with the shareholders of Priveco to acquire 100% of the issued voting shares of Priveco in exchange for 30,000,000 class A preferred shares in the capital of the Purchaser giving the right to acquire 30,000,000 shares of our common stock and 30,000,000 shares of class A special voting stock in the capital of our company. The share consideration to be paid by us and the Purchaser to the shareholders of Priveco will represent 60% of our issued voting equity on a fully diluted basis following closing. Our acquisition of Priveco is an arm’s length transaction. Priveco is in the business of supplying wind turbines to the wind power industry throughout North America and owns the rights to Lagerwey wind turbine technology for the Americas.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and officers upon the closing of the share exchange agreement, between our company, the Purchaser, Priveco and the shareholders of Priveco, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Harold C. F. Dickout(1)(2)	Director, President, Chief Executive Officer and Chairman	71	To be determined
Frank D. Pickersgill(1)(2)	Director and Secretary	66	To be determined
Shashi B. Dewan(1)	Director	65	To be determined

(1)	Messrs. Dickout, Pickersgill and Dewan will be appointed to our board of directors following the resignation of Axel Roehlig.

(2)

Mr. Dickout will be appointed our President, Chief Executive Officer and Chairman effective on the closing of the share exchange agreement. Mr. Pickersgill will be appointed our Secretary effective on the closing of the share exchange agreement.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Harold C. F. Dickout, Director, President, Chief Executive Officer and Chairman

Mr. Dickout was the Chief Executive Officer of SRE Controls, whose business included the design, manufacture, marketing and sale of drive controls for electronic vehicles. Prior to this, Mr. Dickout was the Chairman, President and Chief Executive Officer of Square D Canada, a major manufacturer of electrical distribution and control equipment. From 2002 to the present, Mr. Dickout has been the Chief Executive Officer of Americas Wind Energy Inc., which he co-founded with Mr. Pickersgill. Americas Wind Energy Inc. is in the business of supplying wind turbines to the wind power industry throughout North America and owns the rights to Lagerwey wind turbine technology for the Americas.

Frank Pickersgill, Director and Secretary

Mr. Pickersgill obtained his Bachelor’s of Science, Engineering, degree from the University of Manitoba in 1962 and his Masters in Business Administration from Harvard Business School in 1967. From 1997 through 2002, Mr. Pickersgill established and operated MFP Management Corporation, a family management and holding company, which founded and managed Prolion North America. Prolion North America’s business included the assembly and marketing of automatic “robotic” milking systems for Prolion BV, a Dutch manufacturer of automatic milking systems. From 2002 to the present, Mr. Pickersgill has been the Vice President and Secretary of Americas Wind Energy Inc., which he co-founded with Mr. Dickout. Americas Wind Energy Inc. is in the business of supplying wind turbines to the wind power industry throughout North America and owns the rights to Lagerwey wind turbine technology for the Americas.

Shashi B. Dewan, Director

Dr. Dewan obtained his Ph.D. in Electrical Engineering from the University of Toronto in 1966. Dr. Dewan has co-authored three major books on power electronics and related applications. He has over three hundred publications and twenty-five patents. He was awarded the Newell Power Electronics award in 1977 and the Killam

Fellowship in 1980. Dr. Dewan founded Inverpower Controls, a company which he took public on the Toronto Stock Exchange in 1994. Presently, Dr. Dewan has been the President of Digital Predictive Systems Inc., whose business includes the sale of power electronic systems and investments in the development of virtual prototyping of power electronic systems, wind power converters and precision magnet power supplies for high energy physics.

Family Relationships

There are no family relationships among our current or proposed directors or officers.

Board and Committee Meetings

Our board of directors held no formal meetings during the year ended June 30, 2005. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors, solely consisting of Axel Roehlig.

In its capacity as a nominating and audit committee, our board of directors has determined that it does not have any members that qualify as “independent” as the term is used in Item 7(d)(2)(ii)(D) and Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the president, Axel Roehlig, at the address appearing on the first page of this information statement.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.             any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.             any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.             being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.             being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

During the last two years, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a)	any director or officer of our company;
(b)	any proposed director of officer of our company;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or
(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors and Executive Officers

The following table sets forth the compensation paid to our President and Chief Executive Officer and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities for the fiscal years ended June 30, 2005 and 2004:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation(1)
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation	Securities Underlying Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation
Axel Roehlig Director, President, and Chief Financial Officer	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

There were no stock options granted during the fiscal year ended June 30, 2005 and there were no stock options outstanding as at August 10, 2006.

Stock Options and Stock Appreciation Rights

There were no grants of stock options or stock appreciation rights made during the fiscal year ended June 30, 2005 to our executive officers and directors and there were no stock options or stock appreciation rights outstanding on August 10, 2006.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Compensation Of Directors

To date, we have no employees other than our officers. Neither our company’s officers nor directors have been paid any compensation. Moreover, we presently have no formal employment agreements or other contractual arrangements with our officers or directors or any one else regarding the commitment of time or the payment of salaries or other compensation. When funds allow, we anticipate that our officers will be offered a compensation package.

Employment Contracts

In the past three years no executive officer has received any amounts in connection with an executive officer’s resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of our company or a change in the executive officer's responsibilities after a change in control.

There are no compensatory plans or arrangements, including payments to be received from our company, with respect to any person which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with our company or its subsidiaries, or any change in control of our company, or a change in the person’s responsibilities following a change in control of our company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST PASSAGE VENTURERS LTD.

/s/ Axel Roehlig

Axel Roehlig, Director, President, Chief Executive Officer,

Chief Financial Officer, Principal Accounting Officer, Secretary

and Treasurer

Date: August 11, 2006.